Exhibit 99.1
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE EXPEDIA GROUP STOCKHOLDERS LITIGATION	CONSOLIDATED C.A. No. 2019-0494-JTL

ORDER AND FINAL JUDGMENT
A hearing having been held before this Court on January 19, 2022 pursuant to this Court’s Scheduling Order with Respect to Notice and Settlement Hearing, dated November 3, 2021 (the “Scheduling Order”), and upon a Stipulation of Compromise and Settlement, dated November 2, 2021 (the “Stipulation”) setting forth the terms of the Settlement of the above-captioned action (the “Action”), which is incorporated herein by reference, the Parties having appeared by their attorneys of record, the Court having heard and considered the submissions and evidence presented in support of the proposed Settlement and the application for an award of attorneys’ fees and expenses, the opportunity to be heard having been given to all other persons requesting to be heard in accordance with the Scheduling Order, and the Court having determined that notice of the Settlement was adequate and sufficient, and the entire matter of the proposed Settlement having been heard and considered by the Court,
IT IS ORDERED, ADJUDGED AND DECREED, this 19th day of January, 2022 that:

1.    Unless otherwise defined herein, all capitalized terms shall have the same meanings as set forth in the Stipulation and the Scheduling Order.
2.    The Court has jurisdiction over the subject matter of the Action, and all matters relating to the Settlement of the Action, as well as personal jurisdiction over all of the Parties and each of the Current Stockholders and Class Members, and it is further determined that Plaintiff, Defendants, Expedia, the Class, and all Current Stockholders, as well as their transferees, heirs, executors, successors, and assigns, are bound by this Order and Final Judgment (the “Judgment”).
3.    The Notice and the Summary Notice have been given to Current Stockholders of the Company and members of the Class pursuant to and in the manner directed by the Scheduling Order, proof of mailing of the Notice and publication of the Summary Notice was filed with the Court and full opportunity to be heard has been offered to all Parties, Current Stockholders of the Company, members of the Class, and persons in interest. The Court finds that the form and means of the Notice and the Summary Notice was the best notice practicable under the circumstances and was given in full compliance with the requirements of Court of Chancery Rules 23 and 23.1, the United States Constitution (including the Due Process Clause), and all other applicable law and rules, and that all Current Stockholders of Expedia and members of the Class, as well as their transferees, heirs, executors, successors, and assigns, are bound by this Judgment.

4.    With regard to the class action claims, pursuant to Court of Chancery Rules 23(a), 23(b)(1), and 23(b)(2):
a.    The Court finds that (i) the Class, as defined below, is so numerous that joinder of all members is impracticable; (ii) there are questions of law and fact common to the Class; (iii) the claims of the Plaintiff are typical of the claims of the Class; and (iv) the Plaintiff has fairly and adequately protected the interests of the Class;
b.    The Court finds that Plaintiff and Plaintiff’s Counsel have adequately represented the interests of the Class;
c.    The Court finds that the requirements of Court of Chancery Rules 23(b)(1) and (2) have been satisfied; and
d.    The Action is hereby finally certified as a class action on behalf of a class comprising all holders of shares of Expedia common stock that were issued and outstanding as of April 16, 2019 (the “Class Shares”), together with their heirs, assigns, transferees, and successors-in-interest, in each case solely in their capacity as holders or owners of Class Shares. Excluded from the Class are (i) Defendants, and the officers and directors of the Company as of April 16, 2019 (the “Excluded Parties” and each an “Excluded Party”); (ii) any of the Excluded Parties’ immediate family members, affiliates, parent companies, subsidiaries, legal representatives, heirs, estates, predecessors, successors, and assigns; and (iii) any entity in which any Excluded Party has or had a direct or indirect controlling interest.
5.    With respect to the derivative claims, the Court finds that Plaintiff in the Action has continuously held stock in the Company since the time of the alleged breaches of duty complained of in the Action, otherwise has standing to prosecute the Action, and is an adequate representative of all stockholders of Expedia.
6.    The Court finally appoints Steamfitters Local 449 Pension Plan as representative of the Class and Expedia, with respect to the derivative claims, and finally appoints Labaton Sucharow LLP; Bernstein Litowitz Berger & Grossmann LLP; and Friedlander & Gorris, P.A. as Co-Lead Counsel for the Class and on behalf of Expedia with respect to the derivative claims.
7.    Based on the record in the Action, each of the provisions of Chancery Court Rules 23 and 23.1 has been satisfied and the Action has been properly maintained according to the provisions of Chancery Court Rules 23 and 23.1.
8.    The Court finds that the Settlement is fair, reasonable, adequate, and in the best interests of Expedia, its stockholders, and the Class.
9.    Pursuant to Court of Chancery Rules 23 and 23.1, this Court fully and finally approves the Settlement in all respects, and the Parties are directed to consummate the Settlement in accordance with the terms of the Stipulation. The Register in Chancery is directed to enter and docket this Judgment.

10.    The Action is hereby dismissed with prejudice as to all Defendants and as to Expedia, and against Plaintiff, all Current Stockholders, and the Class. As between Plaintiff and Defendants, the Parties are to bear their own costs, except as otherwise provided in paragraph 16 below or as otherwise provided in the Stipulation and the Scheduling Order.
11.    Upon entry of the Judgment and the occurrence of the Effective Date, Expedia, Plaintiff, Plaintiff’s Releasees, and each and every other Class Member and Expedia stockholder, on behalf of themselves and any other person or entity who could assert any of the Released Plaintiff’s Claims on their behalf, in such capacity only, shall have fully, finally, and forever released, settled, and discharged, and shall forever be enjoined from prosecuting, the Released Plaintiff’s Claims against Defendants and any other Defendants’ Releasees.
12.    Upon entry of this Judgment and the occurrence of the Effective Date, Defendants, the members of the SLC, and the other Defendants’ Releasees, on behalf of themselves and any other person or entity who could assert any of the Released Defendants’ claims on their behalf, in such capacity only, shall fully, finally, and forever release, settle, and discharge, and shall forever be enjoined from prosecuting, the Released Defendants’ Claims against Plaintiff’s Releasees.
13.    The Parties are hereby authorized, without further approval from the Court, to agree to adopt such amendments, modifications, and expansions of the

Stipulation that are consistent with this Judgment and the Stipulation and that do not materially limit the rights of Plaintiff, Defendants, Expedia, the Class, or the Company’s stockholders under the Stipulation. Without further order of the Court, the Parties may agree to reasonable extensions of time to carry out any of the provisions of the Stipulation.
14.    Neither this Judgment, nor the Settlement, nor any act or omission in connection therewith shall be deemed or argued to be evidence of or to constitute an admission or concession by: (a) Defendants, Expedia, or any of the other Defendants’ Releasees as to (i) the truth of any fact alleged by Plaintiff, (ii) the validity of any claims or other issues raised, or which might be or might have been raised, in the Action or in any other litigation, (iii) the deficiency of any defense that has been or could have been asserted in the Action or in any litigation, or (iv) any wrongdoing, fault, or liability of any kind by any of them, which each of them expressly denies; or (b) Plaintiff or any of the other Plaintiff’s Releasees that any of their claims are without merit, that any of the Defendants or Defendants’ Releasees had meritorious defenses, or that damages or other relief recoverable in the Action would not have exceeded the terms of the Settlement. Defendants and the Defendants’ Releasees may file the Stipulation and/or this Judgment in any action that has been or may be brought against them in order to support a claim or defense based on principles of res judicata, collateral estoppel, release, good faith settlement, judgment bar or reduction, or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim or in connection with any insurance litigation.
15.    In the event that the Settlement is terminated in its entirety pursuant to Paragraph 6.1 of the Stipulation or the Effective Date otherwise fails to occur for any other reason, then (i) the Settlement and the Stipulation (other than Section VI and Paragraph 3.3 thereof) shall be canceled and terminated; (ii) this Judgment and any related orders entered by the Court shall in all events be treated as vacated, nunc pro tunc; (iii) the Releases provided under this Judgment shall be null and void; (iv) the fact of the Settlement shall not be admissible in any proceeding before any court or tribunal; (v) all proceedings in the Action shall revert to their status as of immediately prior to the Parties’ agreement-in-principle to settle the action on July 28, 2021, and no materials created by or received from another Party that were used in, obtained during, or related to settlement discussions shall be admissible for any purpose in any court or tribunal, or used, absent consent from the disclosing Party, for any other purpose or in any other capacity, except to the extent that such materials are otherwise required to be produced during discovery in any other litigation; (vi) the Parties shall jointly petition the Court for a revised schedule for further proceedings; and (vii) the Parties shall proceed in all respects as if the

Settlement and the Stipulation (other than Section VI and Paragraph 3.3) had not been entered into by the Parties.
16.    Plaintiff’s Counsel are awarded attorneys’ fees and expenses in the sum of $6,500,000.00 (“Fee and Expense Award”), which the Court finds to be fair and reasonable, to be paid in accordance with the terms of the Stipulation.
17.    No proceedings or Court order with respect to the Fee and Expense Award shall in any way disturb or affect this Judgment (including precluding the Judgment from being Final or otherwise being entitled to preclusive effect), and any such proceedings or Court order shall be considered separate from this Judgment. Nothing herein dismisses or releases any claim by or against any Party to the Stipulation arising out of a breach of the Stipulation or violation of this Judgment.
18.    Without affecting the finality of this Judgment in any way, this Court reserves jurisdiction over all matters relating to the administration, enforcement, and consummation of the Settlement and this Judgment.
19.    There is no just reason to delay the entry of this Judgment as a final judgment in the Action. Accordingly, the Register in Chancery is expressly directed to immediately enter this final judgment in the Action.

/s/ J. Travis Laster
    Vice Chancellor J. Travis Laster
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